October 30, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	LMP Automotive Holdings, Inc.
Registration Statement on Form S-1, File No. 333-232172

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence with the U.S. Securities and Exchange Commission via EDGAR on October 28, 2019, in which we requested the acceleration of the effective date of the above-captioned Registration Statement, as amended, to 5:00 p.m. Eastern time, on October 30, 2019. We are no longer requesting that the Registration Statement be declared effective at that date and time, and we hereby formally withdraw our prior request for acceleration of the effective date of the above-captioned Registration Statement, as amended.

Very truly yours, THINKEQUITY a division of Fordham Financial Management, Inc.

By: /s/ Eric Lord
Name: Eric Lord Title: Head of Investment Banking

ThinkEquity	17 State Street, 22nd Floor
A division of Fordham Financial Management, Inc.	New York, NY 10004
Member FINRA – SIPC	Tel: 646-968-9355